UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number: 000-21605
                                                                      ---------

                           NOTIFICATION OF LATE FILING

     (Check One):
     |_| Form 10-K  |_| Form 11-K  |_| Form 20-F  |X| Form 10-Q  |_| Form N-SAR

     For Period Ended: March 31, 2002

     |_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR

     For the Transition Period Ended: ____________________

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

                                     PART I
                             REGISTRANT INFORMATION

                        ADELPHIA BUSINESS SOLUTIONS, INC.
                            (Full name of registrant)

                        Hyperion Telecommunications, Inc.
                           (Former name if applicable)

                             One North Main Street,
           (Address of principal executive office (street and number))

                           Coudersport, PA 16915-1141
                           (City, state and zip code)

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
| | (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         On April 1, 2002, the Registrant filed a Form 12b-25 Notification of Late Filing with respect to its inability to complete its financial statements, receive the independent auditor's report thereon, or file its annual report on Form 10-K for the fiscal year ended December 31, 2001 within the prescribed time period without reasonable effort or expense. The Registrant has since been informed that Adelphia Communications Corporation ("Adelphia") has suspended its audit pending the completion of an internal investigation at Adelphia of issues that were raised in connection with the preparation of its Form 10-K, and therefore cannot complete its financial statements, receive the independent auditor's report thereon, or file its Form 10-K. Because prior to January 11, 2002, the Registrant was a consolidated subsidiary of Adelphia, the Registrant will be unable to complete its financial statements, receive the independent auditor's report or file its Form 10-K for the fiscal year ended December 31, 2001 or its Form 10-Q for the fiscal quarter ended March 31, 2002, until Adelphia completes its financial statements and receives an independent auditor's report thereon. At this time, the Registrant has received no indication as to when Adelphia will complete its financial statements and receive an independent auditor's report thereon.

         For these reasons, the Registrant remains unable to complete its financial statements, receive the independent auditor's report thereon or file its Form 10-K or Form 10-Q.

                                     PART IV
                                OTHER INFORMATION


         (1) Name and telephone number of person to contact in regard to this notification

John B. Glicksman, Esq.                          (814) 274-6361
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(Name)                                           (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                          |_| Yes   |X| No

         (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                          |X| Yes   |_| No



         Adelphia Business Solutions, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 16, 2002




                                     By: /s/ John B. Glicksman, Esq.
                                         -------------------------------
                                         Name: John B. Glicksman, Esq.
                                         Title: Vice President, General Counsel
                                         & Assistant Secretary